

Rueil may 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- The Hall of Mirrors at the Château de Versailles : end of the first major phase of the second half of the restoration project, the cleaning of the paintings ;
- First quarter 2006 consolidated revenue ;
- Success of Vinci's standing market offer for ASF shares.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Executive Vice President
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 983 181 370 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806


CHATEAU DE VERSAILLES

VINCI

GRAND MÉCÈNE
DU MINISTÈRE DE LA CULTURE ET DE LA COMMUNICATION



Versailles, 25 April 2006

The Hall of Mirrors at the Château de Versailles: end of the first major phase of the second half of the restoration project, the cleaning of the paintings

An important stage in the restoration of the Hall of Mirrors at the Château de Versailles is drawing to a close. The team of restorers headed by Cinzia Pasquali is currently completing its cleaning of the paintings on the vaulted ceiling. It is now once again possible to appreciate the delicate purity of line and the palette of colours used by Charles Le Brun, characterised in particular by his use of a lapis lazuli blue - a bluish pigment, the transparency of which has the effect of opening up the ceiling towards the heavens. Such finer details had become obscured beneath the dust of the centuries and by a series of partial restoration campaigns, the first of them undertaken as early as the 18th century.

This particular stage, involving two months of work, has revealed the huge talent of the First Painter to King Louis XIV, deployed here in developing a vast decorative scheme boasting sculptural features in stuccowork, lead and even wood, all entirely covered in gilding.

The first results were presented on 3 April 2006 to the International Scientific Council. This body of experts on the painting and architecture of the 17th century expressed itself satisfied with what had been achieved during this cleaning phase, and encouraged the restorers to continue their efforts in preparation for the subsequent tasks of consolidation and pictorial reintegration.

VINCI is in charge of the entire restoration operation, which is being implemented by teams made up of restorers from within the Group as well as outside specialists. VINCI is thus responsible for both managing the project and for the administrative and financial management of the operation. Decisions of a technical, artistic or methodological nature are taken by the head architect at Monuments Historiques, the Monitoring Committee and the International Scientific Council.

This first comprehensive restoration of the Hall began in July 2004, within the innovative framework of a skills-based sponsorship arrangement. VINCI is funding the works – 12 million euros – and making available to the project the expertise of Group firms specialising in the restoration of historic buildings.

The next stage will involve cleaning the other major decorative features in the Hall of Mirrors – the polychrome marbles, the mirrors and bronzes – with a view to restoring them to their lustre of yesteryear and ensuring their long-term preservation.

Press contact:
VINCI – Olga Giacomoni (ogiacomoni@vinci.com)



Rueil Malmaison, 4 May 2006

Press release

FIRST QUARTER 2006 CONSOLIDATED REVENUE

- **Quarterly revenue of €5 billion, up 12.8%**
  - **brisk sales in France for all business lines (up 9.1% excluding ASF)**
  - **ASF revenue included from 10 March 2006 (€137 million)**
  - **good international momentum (up 10.9%)**
- **Increase in order book / excellent visibility over the rest of the year**

VINCI generated consolidated revenue of €5 billion during the first quarter of 2006, representing a 12.8% increase over the same period in 2005.

This good performance, achieved by all VINCI business lines, is in line with the trend set in previous quarters.

The figure includes €137 million in revenue from Autoroutes du Sud de la France (ASF), consolidated from 10 March 2006 following VINCI's acquisition of the French government's 50.4% holding in that company.

Excluding the impact of ASF, consolidated revenue rose 9.7% (9.1% in France and 10.9% elsewhere).

In France, revenue amounted to €3.3 billion, up 13.9% over the first quarter of 2005 (9.1% excluding ASF). Brisk business continued at VINCI Construction (up 7%), and there was strong growth at VINCI Energies (13.2%) and Eurovia (18.4%). Excluding ASF, VINCI Concessions' revenue increased by almost 11%.

Outside France, revenue rose 10.9% to €1.7 billion, representing 34.1% of total revenue (35.1% excluding ASF's contribution). This growth is attributable mainly to the good level of business generated by non-French construction subsidiaries.

Breakdown by business line

VINCI Concessions: €644 million (+40.7% on an actual basis; +10.8% excluding ASF)

VINCI Concessions' revenue includes the €137 million contribution from ASF, which has been fully consolidated since 10 March 2006, when VINCI acquired control.

Excluding ASF's contribution, revenue would have been €507 million, up 10.8% over the first quarter of 2005 (€458 million).

Cofiroute generated revenue of €193 million during the first quarter of 2006, representing 3.8% growth. The increased traffic due to the extension of the network (opening of the final 58 km section of the A28 between Le Mans and Tours in December) and higher tolls more than offset the adverse impact of Easter falling during the second quarter, instead of the first as last year. There was also an upturn in heavy goods vehicle traffic during the quarter.

VINCI Park's revenue rose 6% to €128 million, due mainly to good usage rates.

Other infrastructure concessions (bridges, tunnels, airports and the Stade de France) recorded strong growth (23% to €48 million).

Revenue generated by airport services, up 23% to €140 million, includes the contribution of France Handling, a company acquired during the summer of 2005. On a constant consolidation and exchange rate basis, the level of business was identical to that of the first quarter of 2005.

VINCI Energies: €852 million (+13.2%)

In France, VINCI Energies' revenue rose 13.2% to €637 million, benefiting from the positive trend in the service sector and telecommunications infrastructure market.

Outside France, revenue amounted to €214 million, up 13.1%. Business was brisk in most geographical areas. In addition, recent acquisitions – NK Networks in Germany and Sotecnica in Portugal – offset the impact of divesting the remaining TMS business activities at the beginning of the year.

VINCI Energies' order book at 31 March 2006 stood at €1.7 billion, up 16% for the quarter and more than 6% over 12 months. It represents 5.6 months of average business activity for the division.

Eurovia: €1,164 million (+13%)

In France, Eurovia recorded first quarter revenue of €755 million, representing a very substantial 18.4% increase over the €638 million generated during the first quarter of 2005, when bad weather had an adverse impact on business.

Outside France, revenue rose 4.2% to €409 million. The growth includes the favourable impact of exchange rate fluctuations, in particular those of the US dollar and Czech koruna. On a constant consolidation and exchange rate basis, revenue outside France declined slightly, due mainly to the harsh weather in Germany and the Czech Republic in March. Conversely, business in the United Kingdom remained positive and it improved in the United States.

Eurovia's order book amounted to €5 billion at 31 March 2006, up 16% for the quarter and 21% over 12 months. It represents more than nine months of average business activity for the division.

VINCI Construction: €2,290 million (+9.7%)

In France, VINCI Construction's revenue rose 7% to €1,340 million. This performance, achieved despite the reduced volume of earthworks business following the completion of the LGV high-speed train infrastructure project, confirms the good positioning of VINCI companies in sectors offering attractive growth prospects.

Outside France, VINCI Construction recorded revenue of €950 million, representing an increase of 13.6%. Business remained brisk in the United Kingdom and Central Europe. In export markets, the division benefited from the momentum of VINCI Construction Grands Projets and new dredging contracts won by DEME, the CFE subsidiary.

VINCI Construction's order book at 31 March 2006 stood at €10.9 billion, representing almost 14 months of average business activity for the division. It was up more than 7% for the quarter and 20% over 12 months.

Outlook for 2006

Overall, VINCI's order book (excluding the concessions division) amounted to more than €17.5 billion at 31 March 2006. Up 10.5% for the quarter and 18% over 12 months, it represents 10.6 months of average business activity for the divisions concerned (construction, roads and energy), compared with 10 months the previous year.

Shareholders Meeting

VINCI's Ordinary and Extraordinary Shareholders Meeting will be held at 11 a.m. on Tuesday, 16 May 2006 at the Carrousel du Louvre.

Press contact: Virginie Christnacht
Tel:+33 1 47 16 39 56 / Fax: +33 1 47 16 33 88
Email: vchristnacht@vinci.com

Investor relations: Véronique Gillieron
Tel: +33 1 47 16 45 39
Email: vgillieron@vinci.com

This press release is available in French, English and German
on VINCI's website: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 1,172,808,160 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre B 552 037 806

CONSOLIDATED REVENUE AT 31 MARCH 2006

(in millions of euros)

	31 March 2006	31 March 2005	Change 2006/2005	
			actual	actual excl. ASF
Concessions and services	644.1	457.8	40.7%	10.8%
Energy	851.5	752.2	13.2%	13.2%
Roads	1,164.3	1,030.3	13.0%	13.0%
Construction	2,290.0	2,088.1	9.7%	9.7%
Miscellaneous and double counts	24.0	79.3		
Total	**4,973.8**	**4,407.7**	**12.8%**	**9.7%**
Of which France				
Concessions and services	508.8	336.1	51.4%	10.7%
Energy	637.3	562.9	13.2%	13.2%
Roads	755.3	637.7	18.4%	18.4%
Construction	1,340.3	1,252.3	7.0%	7.0%
Miscellaneous and double counts	34.0	87.9		
Total	**3,275.7**	**2,876.9**	**13.9%**	**9.1%**
Of which outside France				
Concessions and services	135.3	121.7	11.2%	11.2%
Energy	214.2	189.3	13.1%	13.1%
Roads	409.0	392.6	4.2%	4.2%
Construction	949.7	835.9	13.6%	13.6%
Miscellaneous and double counts	(10.1)	(8.6)		
Total	**1,698.1**	**1,530.9**	**10.9%**	**10.9%**





Rueil-Malmaison, 5 May 2006

Press release

Success of VINCI's standing market offer for ASF shares

- **At the end of its standing market offer that ran from 30 March to 28 April 2006, VINCI holds 97.48% of the ASF shares and voting rights**
- **In the coming days, VINCI will file a public buyout offer followed by a compulsory buyout *(offre publique de retrait suivie d'un retrait obligatoire (OPR/RO))* for the remaining 2.52%**
- **This transaction will be at the same price as the standing market offer (€51 per ASF share cum dividend or €49.80 ex dividend[1]).**

The *Autorité des marchés financiers* (AMF) has just published the results of VINCI's standing market offer for ASF shares. The offer was a great success, as 55,709,940 ASF shares were tendered, representing 90.54% of the total number of shares covered by the offer. VINCI today holds, directly and indirectly, 225,159,576 ASF shares, representing 97.48% of the share capital and voting rights.

In consequence, and in accordance with the undertakings made when the standing market offer was made, VINCI will, in the coming days, file a public buyout offer followed by a compulsory buyout *(offre publique de retrait suivie d'un retrait obligatoire (OPR/RO))* for the remaining 2.52% publicly-held ASF shares. The price will be €51 per ASF share up to and including 23 May, which is the day before the payment of the ASF dividend of €1.20 per share relating to 2005, then €49.80 per share after payment of the dividend and until the end of the public offer and compulsory buyout. The details of this transaction will be subject to the opinion of the Board of Directors of ASF and to the acceptance and visa of the compulsory buyout document (*note d'information*) by the *Autorité des marchés financiers*, the AMF. The timetable of the buyout will then be fixed.

On completion of this transaction, VINCI will own 100% of ASF and ASF's shares will be delisted from the Eurolist by Euronext Paris.

Press contacts, VINCI
Virginie Christnacht
Tel: + 33 1 47 16 39 56
E-mail: vchristnacht@vinci.com

Karima OUADIA
Tel: + 33 1 47 16 31 82
E-mail: kouadia@vinci.com

Investors' contact
VINCI:
Véronique Gillieron
Tel: + 33 1 47 16 45 39
e-mail: vgillieron@vinci.com

ASF
Solène Zammito
Tel: + 33 1 47 16 33 97
e-mail: szammito@vinci.com or relations.investisseurs@asf.fr

[1] The ASF dividend will be paid on 24 May 2006

This press release does not constitute an offer to the public.

This press release is not intended for dissemination in countries other than France. In certain countries, the dissemination of this press release, the public offer and its acceptance may be subject to specific regulations. In consequence, any persons in possession of this press release must inform themselves of any local restrictions that may be applicable and abide by them. VINCI assumes no responsibility for any violation by anyone of any applicable local rules.